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Metropolitan Life Insurance Company
1095 Avenue of the Americas                                               [LOGO]
New York, NY 10036

Myra L. Saul
Associate General Counsel
Law Department
Tel: 212 578-5334

March 8, 2011

VIA EDGAR

United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

     Re:  MetLife Insurance Company of Connecticut ("MetLife")
          Form S-1 Registration Statement
          Pre-Effective Amendment No. 1 under the Securities Act of 1933 File No. 333-171834

Dear Sir or Madam:

     MetLife is filing, contemporaneously with this letter, Pre-Effective Amendment No. 1 under the Securities Act of 1933, as amended, to the above-referenced Registration Statement on Form S-1.

     In connection with this filing, the MetLife acknowledges that:

     1. It is responsible for the adequacy and accuracy of the disclosure in the filing;

     2. Staff comments or changes to disclosure in response to staff comments in the filing reviewed by the staff do not foreclose the Securities and Exchange Commission ("Commission") from taking any action with respect to the filing; and

     3. MetLife may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

                                        Sincerely,


                                        Myra L. Saul
                                        Associate General Counsel